Exhibit 14.2

CARING BRANDS, INC. CORPORATE GOVERNANCE GUIDELINES

Responsibility of the Board

The primary mission of the Board of Directors of Caring Brands, Inc. (and together with its subsidiaries, the “Company”) is to advance the interests of the Company’s stockholders by creating a valuable long-term business. The Board believes that this mission is best served by establishing a corporate culture of accountability, responsibility and ethical behavior through the careful selection and evaluation of senior management and members of the Board and by carrying out the Board’s responsibilities with honesty and integrity.

The basic responsibility of the directors is to exercise their business judgment to act in what they reasonably believe to be the best interests of the Company and its stockholders. In discharging their obligations, directors should be entitled to rely on the honesty and integrity of the Company’s senior executives and its outside advisors and auditors. The directors shall also be entitled to have the Company purchase reasonable directors’ and officers’ liability insurance on their behalf, to the benefits of indemnification to the fullest extent permitted by law and the Company’s Certificate of Incorporation and Bylaws and to exculpation as provided by state law and the Company’s Certificate of Incorporation. Board members are expected to attend meetings of the Board and the committees of the Board on which they serve and to spend the time needed to appropriately discharge their responsibilities.

Director Selection

Board Membership Criteria. The Nominating and Corporate Governance Committee is responsible for reviewing with the Board, at least annually, the appropriate skills and experience of Board members, as well as the composition of the Board as a whole. This assessment should include factors such as independence, judgment, skill, diversity, integrity and experience in the context of the needs of the Board.

Selection of Director Nominees. The Nominating and Corporate Governance Committee will recommend candidates for election to the Board in accordance with the policies and principles in its charter and the criteria described in these Guidelines. The invitation to join the Board should be extended by the Board jointly through the Chief Executive Officer of the Company (the “CEO”) and the Chair of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee will review the nomination of an incumbent director for re-election to the Board upon expiration of such director’s term.

Board Composition

Independent Directors. A majority of the members of the Board shall be “independent” under the rules of NASDAQ and under applicable law.

Size of the Board. The Board presently has six members, and it is the sense of the Board that a size of between three and seven members is appropriate. The Board determines the number of directors as permitted in the Company’s Certificate of Incorporation or Bylaws and will periodically review the size of the Board based on recommendations of the Nominating and Corporate Governance Committee.

Positions of Chairman and CEO. The Board currently has no policy with respect to the separation of the offices of Chairman of the Board and the CEO. The Board believes that this issue is part of the succession planning process and that it is in the best interests of the Company for the Board, with the assistance of the Nominating and Corporate Governance Committee, to make a determination whenever it elects a new chief executive officer or elects to adopt a succession plan for the incumbent CEO.

Service on Other Boards. No director should serve on more than three other boards of directors of publicly- held companies without the prior approval of the Nominating and Corporate Governance Committee. Directors should advise the CEO and the Chair of the Nominating and Corporate Governance Committee in advance of accepting an invitation to serve on the board of directors of another company. Additionally, the CEO and other executive officers must seek the approval of the Board before accepting membership on other boards (or similar bodies), including corporate and charitable boards.

Changes in Professional Responsibility. The Board should consider whether a change in an individual’s professional responsibility directly or indirectly impacts that person’s ability to fulfill his or her obligations as a director of the Company. Any director of the Company should submit his or her resignation upon retirement from, or other significant change in, his or her principal employment. The Board may accept or reject such resignation in its discretion after consultation with the Nominating and Corporate Governance Committee.

Term Limits. The Board does not believe it should establish term limits. While term limits could help ensure that there are fresh ideas and viewpoints available to the Board, they have the disadvantage of losing the contribution of directors who have been able to develop, over a period of time, increasing insight into the Company and its operations and, therefore, provide an increasing contribution to the Board as a whole.

Director Compensation and Performance

Compensation Policy and Annual Compensation Review. It is the policy of the Board to provide independent directors with a mix of compensation, including an annual fee, as well as equity and/or derivative security awards, which may be contingent upon certain criteria as determined by the Board at the time of grant. Proposed changes in Board compensation shall initially be reviewed by the Compensation Committee, but any changes in the compensation of directors shall require the approval of the Board. The Compensation Committee shall periodically review the status of Board compensation in relation to other comparable companies and consider other factors the Committee deems appropriate, including whether directors’ independence may be jeopardized if (i) director compensation and perquisites exceed customary levels, (ii) the Company makes substantial charitable contributions to organizations with which a director is affiliated, or (iii) the Company enters into consulting contracts with (or provides other indirect forms of compensation to) a director or an organization with which the director is affiliated. The Committee shall discuss its review with the Board. An assessment of any related party transactions, that may jeopardize the independence of the directors will also be made by the Audit Committee of the Board.

Annual Performance Evaluation. Commencing in 2026, the Board of Directors will conduct an annual self- evaluation to determine whether it and its committees are functioning effectively. The Board of Directors will select an independent Director to oversee this process and, in connection with such evaluation, will receive comments from all directors and report annually to the Board with an assessment of the Board’s performance and procedures. This will be discussed with the full Board following the end of each fiscal year.

Transactions with Directors or their Affiliates. Except for employment arrangements with executive officers, the Company does not engage in transactions with directors or their affiliates if a transaction would cast into doubt the independence of a director, present the appearance of a conflict of interest, or is otherwise prohibited by law, rule or regulation. This includes, directly or indirectly, any extension, maintenance or renewal of an extension of credit to any director or member of management of the Company. This prohibition also includes significant business dealings with directors or their affiliates, substantial charitable contributions to organizations in which a director is affiliated, and consulting contracts with, or other indirect forms of compensation to, a director. Any waiver of this policy may be made only by the Board or a Board committee and must be promptly disclosed to the Company’s stockholders.

Board Meetings and Communications to Independent Directors

Schedule. Board meetings are scheduled in advance and held not less than quarterly. The Board holds special meetings as required.

Agendas. The CEO and other members of senior management will establish the agenda for each Board meeting. Each Board member may submit items to be included on the agenda. Board members also may raise subjects that are not on the agenda at any meeting.

Distribution of Board Material. Information that is important to the Board’s understanding of the Company’s business should be distributed to the Board members a reasonable period of time before the Board meeting.

Strategic Planning. The Board will review the Company’s long-term strategic plans and principal issues that the Company will face in the future during at least one Board meeting each year. The timing and agenda of this meeting shall be determined by the CEO.

Meetings of Independent Directors. Independent directors shall meet at least annually without any non- independent directors present. Meetings of the independent directors should generally coincide with regularly scheduled Board meetings; however, a majority of the independent directors may call a meeting of the independent directors at any time. The director, or method for selecting a director, who presides at any meeting of independent directors will be decided by the directors entitled to attend such meeting, and his or her name or such method will be disclosed in the Company’s annual proxy statement. The director presiding at any such meeting shall supervise the conduct of such meeting, shall communicate the results of the meeting to the CEO, as appropriate, and shall have other responsibilities which the non-management directors or independent directors may designate from time to time.

Communications with Independent Directors. Interested parties wishing to communicate directly with the independent directors may do so by writing, addressed as follows: Independent Directors, 130 S Indian River Drive, Suite 202 pbm#1232, Fort Pierce, FL 34950, Attn: Chief Compliance Officer.

Board Presentations and Access to Employees and Advisors. Directors shall have full access to officers and employees of the Company and, as necessary and appropriate, the Company’s independent advisors, including legal counsel and independent accountants. Any meetings or contacts that a director wishes to initiate may be arranged through the CEO or directly by the director. The directors will use their judgment to ensure that any such contact is not disruptive to the business operations of the Company and will, to the extent appropriate, provide the CEO with a copy of any written communications between a director and an officer or employee of, or adviser to, the Company.

The Board encourages senior management to invite to Board meetings officers and other key employees who can provide additional insight into the items being discussed, or that senior management believes should be given exposure to the Board.

Board Interaction with Investors, Media and Others. The Board believes that senior management speaks for the Company. Individual Board members may, from time to time, meet or otherwise communicate with various constituencies that are involved with the Company, but the Board members will do so only with the knowledge and prior consent of senior management and, in most instances, only at the request of senior management.

Board Committees

Required Committees. Consistent with NASDAQ’s listing requirements, the Board will have at all times an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. All of the members of those committees will be “independent” under the criteria established by NASDAQ and under applicable law.

Committees shall receive authority exclusively through delegation from the Board through the by-laws, Board resolutions, committee charters or as provided by these guidelines. All committee actions must be ratified by the Board before becoming effective, unless taken pursuant to an express delegation of authority. In addition to the authority granted hereunder or under each committee’s charter, the Board and each committee have the power to hire independent legal, financial or other advisors as they may deem necessary without consulting or obtaining the approval of senior management.

Appointment and Term of Service of Committee Members. Committee members will be appointed by the Board upon recommendation of the Nominating and Corporate Governance Committee with consideration of the desires of individual directors. Consideration will be given to rotating committee members periodically, but the Board does not believe that rotation should be mandated as a policy. Committee chairs shall be selected by the respective committee members, except with respect to the Audit Committee chair who will be selected by the Board.

Committee Charters. Consistent with NASDAQ’s listing requirements, the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee, will have a written charter approved by the Board. The charters will set forth the purposes and responsibilities of the committees as well as qualifications for committee membership, procedures for appointment and removal, structure and operations, and reporting to the Board. The charters will also provide that each committee will annually evaluate its performance. Consistent with NASDAQ’s listing requirements, the charters will be included on the Company’s website and copies of the charters will be made available upon request. to the Company’s Chief Compliance Officer.

Committee Meetings and Committee Agenda. Each committee chair, in consultation with the committee members and appropriate officers of the Company, will determine the frequency of committee meetings consistent with any requirements in the committee’s charter, provided that a majority of committee members may call a meeting of the committee on which they are members at any time. Each committee chair, in consultation with the other members of the committee and senior management, will develop the committee’s agenda.

Other Committees. The Board may, from time to time, establish or maintain additional committees as necessary or appropriate.

Management Succession

CEO Selection. The Board shall select a CEO in a manner that is in the best interests of the Company.

Evaluation of Executive Officers. The Compensation Committee will conduct an annual review of the performance of the CEO, and the other executive officers of the Company in light of the goals and objectives of the Company. The Compensation Committee will set executive officer compensation based on such factors as it deems appropriate.

Succession Planning and Management Development. The Nominating and Corporate Governance Committee should, at least annually, make a report to the Board on succession planning. The Company’s succession plan will include appropriate contingencies in case the CEO retires or is incapacitated. The Board, with the assistance of the Nominating and Corporate Governance Committee, will evaluate potential successors to the CEO. The CEO should at all times make available his recommendations and evaluations of potential successors, along with a review of any development plans recommended for such individuals.

These guidelines will be made available upon request. to the Company’s Chief Compliance Officer or Chief Executive Officer.